Exhibit 3.5

DEAN HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4288

(774) 684-6708

Website: secretaryofstate.biz

Amendment to

Articles of Organization

(PURSUANT TO NRS 86.221)

Important: Read attached instructions before completing form	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Organization

For a Nevada Limited-Liability Company

(Pursuant to NRS86.221)

1.	Name of limited-liability company:

COLONY RESORTS LVH ACQUISITIONS, LLC

2.	The company is managed by (check one): ☒ managers or ☐ members

3.	The articles have been amended as follows (provide articles numbers, if available):* see attached

1. The Purpose paragraph in Section 1 of the Attachment to the Articles of Organization has been amended to change “gaming casino” to a “gaming casino hotel.”

2. The “Indemnity” paragraph of Section 3 of the Attachment to the Articles of Organization has been amended to add language subordinating the indemnification to the loan.

Except as amended above, all remaining provisions of the Articles of Organization of the Limited Liability Company, as amended, shall remain in full force and effect.

4.	Signature (must be signed by at least one manager or by a managing member).

/s/ Nicholas L. Ribis
Signature

*1)	If amending company name, it must contain the words “Limited-Liability Company,” “Limited Company,” or “Limited” or the abbreviations “Ltd.,” “LLC,” or “L.C.,” or “LLC” or LC.” The word “Company” may be abbreviated as “Co.”

2)	If adding managers, provide names and addresses.

FILING FEE: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ATTACHMENT TO

AMENDMENT TO ARTICLES OF ORGANIZATION FOR

COLONY LVH ACQUISITIONS, LLC

1.	Purpose. The character and general nature of the business to be conducted by the limited liability company is to operate, manage, and conduct a hotel and gaming in a gaming casino hotel on or within the premises located at 3000 Paradise Road, Las Vegas, Nevada.

2.	Nevada Gaming Commission Approval. Notwithstanding anything to the contrary expressed or implied in these articles, the sale, assignment, transfer, pledge or other disposition of any interest in the limited liability company is ineffective unless approved in advance by the Nevada Gaming Commission (Commission). If at any time the Commission finds that a member which owns any such interest is unsuitable to hold that interest, the Commission shall immediately notify the limited liability company of that fact. The limited liability company shall, within 10 days from the date that it receives the notice from the Commission, return to the unsuitable member the amount of his capital account as reflected on the books of the limited liability company, or such other time period as may be prescribed by the Commission. Beginning on the date when the Commission serves notice of a determination of unsuitability, pursuant to the preceding sentence, upon the limited liability company it is unlawful for the unsuitable member, (a) to receive any share of the distribution of profits or cash for any other property of, or payments upon dissolution of, the limited liability company, other than a return of capital as required above; (b) to exercise directly or through a trustee or nominee any voting right conferred by such interest; (c) to participate in the management of the business and affairs of the limited liability company; or (d) to receive any remuneration in any form from the limited liability company for services rendered or otherwise.

Any member that is found unsuitable by the Commission shall return all evidence of any ownership in the limited liability company to the limited liability company, at which time the limited liability company shall, within 10 days after the limited liability company receives notice from the Commission, return to the member in cash the amount of his capital account as reflected on the books of the limited liability company and the unsuitable member shall no longer have any direct or indirect interest in the limited liability company.

3.	Indemnity. The Company shall indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that the person is or was a manager, member, employee, agent and/or organizer of the Company (Indemnitee), or is or was serving at the request of the Company as a manager, member, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with any action, suit or proceeding if Indemnitee acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, to the maximum extent permitted by Nevada law; provided, however, that any indemnification set forth herein shall be fully subordinate to the Company’s obligations to Archon Financial, L.P. or its successors and assigns (Archon) under the Loan Agreement dated as of June 18, 2004 (Loan Agreement) between the Company and Archon and shall not constitute a claim against the Company in the event that the Company’s cash flow is insufficient to pay the Debt (as defined in the Loan Agreement) as it becomes due.